

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 20, 2016

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
18th Floor, Building A, Chengjian Plaza, No. 18
BeiTaiPingZhuag Road, Haidian District
Beijing 100088
People's Republic of China

Re: **Ambow Education Holding Ltd.**
        Form 20-F for Fiscal Year Ended December 31, 2014
        Filed April 21, 2015
        File No. 001-34824

Dear Dr. Huang:

We issued comments to you on the above captioned filing on December 21, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 3, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352, Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications